SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Report on Important Business Matters
SIGNATURES

Report on Important Business Matters
Cancellation of Treasury Stock
     SK Telecom Co., Ltd. (“SK Telecom”) has completed the cancellation of certain treasury stock, consisting of an aggregate of 1,083,000 shares of SK Telecom’s common stock acquired by SK Telecom on the Stock Market Division of the Korea Exchange (the “Korea Exchange”). Details regarding the cancellation of treasury stock are as follows:

1.	Class and number of shares cancelled	Common Stock	First cancellation	491,000
			Second cancellation	592,000
			Total	1,083,000
		Preferred Stock		—
2.	Total number of shares outstanding following cancellation	Common Stock	First cancellation	81,785,711
			Second cancellation	81,193,711
		Preferred Stock		—
3.	Face value per share (Won) of Common Stock			500
4.	Cancellation date	First cancellation		August 17, 2006
		Second cancellation		September 29, 2006
5.	Date of Korea Exchange listing information update to reflect cancellation	First cancellation Second cancellation		August 25, 2006 October 9, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Hyun Jong Song
(Signature)
Name: Hyun Jong Song
Title: Vice President

Date: October 12, 2006

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